Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CAREDX, INC.

CareDx, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A.

The name of the Corporation is CareDx, Inc. The Corporation was originally incorporated under the name “Hippocratic Engineering, Inc.,” and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware is December 21, 1998.

B.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware, and has been duly approved by the stockholders of the Corporation.

C.	The Article VI of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:

“In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the Whole Board. Notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of a majority of the total voting power of the outstanding voting securities of the Corporation, voting together as a single class, shall be required for the stockholders of the Corporation to amend, alter or repeal the Bylaws or adopt new Bylaws.”

D.	The second paragraph of Article IX of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:

“The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any rights, preferences or other designations of Preferred Stock), in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of, Article V, Article VI, Article VII, Article VIII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Reginald Seeto, a duly authorized officer of the Corporation, on June 15, 2021.

/s/ Reginald Seeto
Reginald Seeto
Chief Executive Officer

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